SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

70211M109

(CUSIP Number)

Paul Weinberg, Adv.
Elron Electronic Industries Ltd.
The Triangular Tower, 42nd Floor
3 Azrieli Center, Tel Aviv 67023
Israel
Tel:  +972 3 6075555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70211M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elbit Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,634,777

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,634,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,634,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.25%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elron Electronic Industries Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,634,777

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,634,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,634,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.25%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Discount Investment Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) X

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,634,777

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,634,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,634,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.25%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,634,777

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,634,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,634,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.25%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,634,777

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,634,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,634,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.25%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,634,777

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,634,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,634,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.25%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Shelly Dankner-Bergman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,634,777

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,634,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,634,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.25%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ruth Manor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,634,777

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,634,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,634,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.25%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[X]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 18,634,777

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 18,634,777

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,634,777

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 10.25%

14.	Type of Reporting Person (See Instructions) IN

This Statement on Schedule 13D amends and replaces the Statement on Schedule 13G previously filed with the Securities and Exchange Commission by certain of the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.01 per share, of Partner Communications Company Ltd.

Item 1.	Security and Issuer

The class of securities to which this Statement relates is the ordinary shares, par value New Israeli Shekel (“NIS”) 0.01 per share (the “Ordinary Shares”), of Partner Communications Company Ltd. (the “Issuer”), an Israeli corporation whose principal executive offices are located at 8 Amal Street, Afek Industrial Park, Rosh Ha’ayin 48103, Israel.

American Depository Shares of the Issuer (individually an “ADS” and collectively “ADSs”) are publicly traded on the NASDAQ National Market System and on the London Stock Exchange. Each ADS represents one Ordinary Share. The Ordinary Shares are traded on the Tel Aviv Stock Exchange (“TASE”).

The CUSIP number for the ADSs is 70211M109. There is no CUSIP number for the Ordinary Shares.
Item 2.	Identity and Background
(a), (b) and (c): The Reporting Persons.

On May 19, 2003, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati, completed a sale of all the shares (constituting approximately 51.7% of the outstanding share capital) of IDB Holding Corporation Ltd. owned by such companies to a group comprising a private company controlled by Nochi Dankner and Shelly Dankner-Bergman, a private company controlled by Ruth Manor and a private company controlled by Avraham Livnat. As a result, from such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           Elbit Ltd., an Israeli private corporation (“Elbit”), with its principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Elbit is a holding company. Elbit owns directly Ordinary Shares of the Issuer.

(2)           Elron Electronic Industries Ltd., an Israeli public corporation (“Elron”), with its principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Elron is a multinational high technology operational holding company, and is engaged through affiliates with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals. The outstanding shares of Elron are traded on the NASDAQ National Market System and on the Tel Aviv Stock Exchange. As of June 30, 2003, Elron owned all the outstanding shares of Elbit, and is therefore the beneficial owner of the Ordinary Shares owned directly by Elbit, and shares with the Reporting Persons the power to vote and dispose of the Ordinary Shares owned directly by Elbit.

(3)           Discount Investment Corporation Ltd., an Israeli public corporation (“DIC”), with its principal office at the Triangular Tower, 43rd floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. As of June 30, 2003, DIC owned approximately 38.5% the outstanding shares of Elron. By reason of DIC’s ownership interest in Elron, DIC may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned by Elbit.

(4)           IDB Development Corporation Ltd., an Israeli public corporation (“IDB Development”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. As of June 30, 2003 IDB Development owned approximately 71.5% of the outstanding shares of DIC. By reason of IDB Development’s control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned by Elbit.

(5)           IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”), with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of June 30, 2003, IDB Holding owned approximately 58% of the outstanding shares of IDB Development. By reason of IDB Holding’s control (through IDB Development) of DIC, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned by Elbit.

The following persons may, by reason of their interests in and relationships among them with respect to IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (5) above:
(6) Mr. Nochi Dankner, whose address is 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel. His present principal occupation is businessman and director of companies.
(7) Mrs. Shelly Dankner-Bergman, whose address is 12 Recanati Street, Ramat Aviv Gimmel, Tel Aviv, Israel. Her present principal occupation is director of companies
(8) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon, Israel. Her present principal occupation is director of companies.
(9) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

Nochi Dankner (together with a private company controlled by him) and Shelly Dankner-Bergman own approximately 41.1% and 15.6% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. (“Ganden Holdings”), a private Israeli corporation, which owns through intermediary private companies all the outstanding shares of Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli corporation which in turn owns since May 19, 2003 approximately 31.02% of the outstanding shares of IDB Holding. Nochi Dankner and Shelly Dankner-Bergman, who are brother and sister, entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders’ meetings, who will they appoint as directors of such corporation, and first refusal and tag along rights available to each one of them in connection with sales of shares of such corporation owned by the other. In addition, pursuant to an Investment and Shareholders Agreement dated February 9, 2000, as amended, among Ganden Holdings and all its shareholders, Nochi Dankner has an option exercisable from time to time until February 15, 2005 to acquire from Ganden Holdings shares constituting up to 9% of the outstanding shares of such corporation. Furthermore, Nochi Dankner granted to two of the other shareholders of Ganden Holding a put option which is exercisable at any time until the earlier of an initial public offering of Ganden Holdings’ shares or June 7, 2006, whereby Nochi Dankner may be required to acquire from such other shareholders certain shares of Ganden Holdings constituting in the aggregate at the date hereof approximately 10% of its outstanding shares. Also, Nochi Dankner granted to such shareholders and to one other shareholder of Ganden Holdings a tag along right to participate in certain sales of Ganden Holdings’ shares by Nochi Dankner, and such shareholders agreed to vote all their shares of Ganden Holdings, constituting in the aggregate at the date hereof approximately 13.7% of Ganden Holdings’ outstanding shares, in accordance with Nochi Dankner’s instructions. Nochi Dankner is the Chairman of the Boards of Directors, and Shelly Dankner-Bergman is a director, of IDB Holding, IDB Development and DIC.

Ruth Manor controls a private Israeli corporation which in turn controls Manor Investments - IDB Ltd. (“Manor”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Ruth Manor’s husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding, IDB Development and DIC.

Avraham Livnat controls a private Israeli corporation which owns all the outstanding shares of Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli corporation owning since May 19, 2003 approximately 10.34% of the outstanding shares of IDB Holding. Avraham Livnat’s son, Zvi Livnat, is a director of IDB Holding, IDB Development and DIC.

Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 23, 2002 (the “Shareholders Agreement”) with respect to their ownership of shares of IDB Holding, constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding, for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. The Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholder of IDB Holding among the parties to the Shareholders Agreement; that the parties to the Shareholders Agreement will vote together at shareholders’ meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries and other investee companies. Other provisions of the Shareholders Agreement relate, among other things, to proposed transactions in shares of IDB Holding by any party thereto, including (i) a limitation whereby no party may sell its shares of IDB Holding for a period of two years from May 19, 2003 other than to certain permitted transferees of such party, (ii) a right of “first opportunity” whereby any party wishing to sell any of its shares of IDB Holding, other than to certain permitted transferees of such party, must first offer such shares to the other parties, (iii) a “tag along” right whereby in case of sale of any shares of IDB Holding owned by the manager of the group, other than to certain permitted transferees thereof, the other parties may join such sale, (iv) a “drag along” right whereby in case of sale of all of the shares of IDB Holding owned by the manager of the group, it may obligate the other parties to sell all their shares of IDB Holding together with such sale by the manager of the group to the same purchaser, at the same time and on terms as set forth in the Shareholders Agreement, (v) an obligation of any party to offer its shares of IDB Holding to the other parties upon certain changes in the control of such party, and (vi) a right of participation in future acquisitions of shares of IDB Holding whereby any party acquiring additional shares of IDB Holding from third parties must offer the other parties the opportunity to participate in such acquisition on a pro rata basis. No party may sell shares of IDB Holding to any purchaser (including permitted transferees of such party) unless such purchaser joins the Shareholders Agreement and assumes the rights and obligations of the selling party thereunder with respect to the shares sold by it. The term of the Shareholders Agreement is twenty years from May 19, 2003 which may be extended by agreement of all parties thereto, and may be terminated as to any party in certain circumstances as set forth therein.

Ganden, Manor and Livnat pledged their shares of IDB Holding to certain financial institutions as collateral for the repayment of certain loans in an aggregate principal amount of $219 million borrowed by Ganden, Manor and Livnat to finance part of the price which they paid for the shares of IDB Holding purchased by them. The scheduled repayment dates of these loans are spread over a period of 12 years ending in May 2015. The pledges will be in effect until the loans are fully repaid, and include, among other things, certain restrictions relating to the disposition of, and the exercise of the voting rights attached to, the pledged shares. The lenders may realize the pledges and also may accelerate the repayment dates of the loans, in several different events (some of which will not be considered for such purpose to have occurred if rectified as provided for in the agreements relating to the loans) including, among others, default by the borrowers in performing their obligations under the agreements relating to these loans; the occurrence of events that entitle a third party to accelerate the repayment of other debts of the borrowers, or certain debts of IDB Holding or any of several specified companies held by it; if the borrowers or IDB Holding or certain of its major subsidiaries enter into certain extraordinary transactions such as a merger or reorganization, or sale or acquisition of major assets, or resolve to be voluntarily wound up, without the lenders’ consent; if any of such entities becomes subject to insolvency, receivership or certain other similar proceedings; if certain financial ratios with respect to IDB Holding, or a certain minimum ratio between the value of the collateral and the outstanding balance of the loans, are not met; if the shares of IDB Holding or certain of its major subsidiaries are delisted from trading on the Tel Aviv Stock Exchange; if the Shareholders Agreement is amended without the lenders’ consent, or the control of the borrowers is changed; and the occurrence of a material adverse change in the financial condition of IDB Holding, which in the lenders’ opinion may jeopardize the repayment of the loans, or an adverse change in the financial condition of certain entities and persons  controlling the borrowers, which in the lenders’ opinion may jeopardize the payment of certain contingent financial liabilities of such entities and persons in connection with the loans.

By reason of the control of IDB Holding by Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned by Elbit.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Elbit, (ii) Elron, (iii) DIC, (iv) IDB Development and (v) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

(d)           None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Statement, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

In February 2002, following a criminal trial in the Tel Aviv Magistrate’s Court, DIC, several past executive officers of DIC and one of its other officers were convicted of criminal offenses under the Israeli Securities Act,1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies.  In May 2002, DIC was fined NIS800,000 (then approximately $160,000). DIC and all the convicted persons filed an appeal in the Tel Aviv District Court against their conviction. The appeal has not yet been heard. None of the activities underlying the conviction, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)           None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Statement, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in (6), (7), (8) and (9) above are citizens of Israel.
Item 3.	Source and Amount of Funds or Other Consideration

On December 2, 2002 Elbit.COM Ltd., an Israeli private corporation (“Elbit.Com”), which is a wholly owned subsidiary of Elbit, acquired 22,134,777 Ordinary Shares, constituting approximately 12.4% of the Ordinary Shares then outstanding. These Ordinary Shares were transferred to Elbit.Com as a shareholder of approximately 49.99% of the outstanding shares of Matbit Telecommunications Systems Ltd., an Israeli private corporation (“Matbit”), in a distribution made by Matbit to its shareholders in the course of its voluntary liquidation.

On June 29, 2003 Elbit.Com transferred all of the Ordinary Shares then owned by it (a total of 18,634,777 Ordinary Shares, constituting approximately 10.25% of the then outstanding Ordinary Shares) to Elbit.  These Ordinary Shares were transferred to Elbit in a distribution made by Elbit.Com in the course of its voluntary liquidation.

Item 4.	Purpose of Transaction

Elbit acquired the Ordinary Shares for investment purposes.  Except as set forth in Item 5, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

If the Reporting Persons believe it to be in their interest, the Reporting Persons may sell all or any portion of the Ordinary Shares held by them.

Item 5.	Interest in Securities of the Issuer

(1)           On December 2, 2002 Elbit.Com acquired 22,134,777 Ordinary Shares, constituting approximately 12.4% of the Ordinary Shares then outstanding, as set forth in the response to Item 3 hereof. Elbit and Elron beneficially owned these shares as a result of Elbit.Com being a wholly owned subsidiary of Elbit and Elbit being a wholly owned subsidiary of Elron.  DIC, IDB Development and IDB Holding may have been deemed beneficial owners of, and to share the power to vote and dispose of, these Ordinary Shares. In addition, each of the Reporting Persons may be deemed beneficial owner of, and to share the power to vote and dispose of the Ordinary Shares owned by the other principal shareholders of the Issuer as a result of the Relationship Agreement described in Item 6 below.  Each of the Reporting Persons disclaims such beneficial ownership.

(2)           The following table sets forth the sales of Ordinary Shares (totaling 3,500,000 Ordinary Shares) made by Elbit.Com in the past 60 days. All such sales were made in open market transactions on the TASE and the sale price has been converted into the U.S. dollar equivalent on the date of sale:

Date of Transaction	Number of Shares	Average Price Per Share
May 28, 2003	2,082,000	$4.40
May 29, 2003	971,000	$4.39
June 2, 2003	447,000	$4.39

(3)           On June 29, 2003 Elbit.Com transferred all of the Ordinary Shares then owned by it (a total of 18,634,777 Ordinary Shares, constituting approximately 10.25% of the then outstanding Ordinary Shares) to Elbit as set forth in the response to Item 3 hereof, and Elbit replaced Elbit.Com as a party to the Relationship Agreement between the Issuer’s founding shareholders and as a party to the Registration Rights Agreement, both of which are discussed in Item 6 below.

Of the 18,634,777 Ordinary Shares held by Elbit, Elbit has pledged 15,856,551 of such Ordinary Shares representing, as of June 29, 2003, approximately 85% of the Ordinary Shares then owned by Elbit, in favor of a consortium of banks as security for the Issuer’s credit facility.

(4) As of June 30, 2003:

Elbit owned directly 18,634,777 Ordinary Shares, or approximately 10.25% of the outstanding Ordinary Shares. Elbit shares with the other Reporting Persons the power to vote and dispose of these Ordinary Shares.

Elron, DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, the 18,634,777 Ordinary Shares owned by Elbit, or approximately 10.25% of the outstanding Ordinary Shares.

The Issuer advised the Reporting Persons that there were 181,805,265 outstanding Ordinary Shares as of June 30, 2003. The percentage of the outstanding Ordinary Shares set forth above in this section (4) is based on this number.

Except as set forth in sections (2) and (3) above and as set forth below in this section (4), none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days prior to June 30, 2003.

The following table sets forth the sales of Ordinary Shares (totaling 82,974 Ordinary Shares) made jointly by Ruth Manor and her husband, Isaac Manor during the last 60 days prior to June 30, 2003. All such sales were made in open market transactions on the NASDAQ National Market System:

Date of Transaction	Number of Shares	Price Per Share
May 15, 2003	9,600	$4.494
June 10, 2003	67,500	$3.95
June 11, 2003	7,674	$4.01

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and Elbit did not own as of June 30, 2003 any Ordinary Shares (including Ordinary Shares that may be acquired pursuant to options to purchase such shares from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days prior to June 30, 2003, except for the sales set forth in the preceding paragraph which were made jointly by Ruth Manor and Isaac Manor who is a director of IDB Holding, IDB Development and DIC.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer
Deed of Pledge

On June 29, 2003, Elbit executed a Deed of Pledge with Bank Leumi Le-Israel B.M. acting as trustee for a consortium of banks pursuant to which Elbit pledged 15,856,551 Ordinary Shares to a consortium of banks as security for the Issuer’s obligations under its credit facility with the consortium of banks.  Under the Issuer’s credit facility, the Issuer is required to have pledged in favor of the banks, more than 50% of its total outstanding shares. The Deed of Pledge replaced a previous pledge of the same shares executed by Elbit.Com on December 2, 2002 and was issued following the voluntary liquidation of Elbit.Com and the transfer of the such shares to Elbit.

The Relationship Agreement

The Issuer’s founding shareholders, Advent Investments Pte Ltd., Matbit, Tapuz Cellular Systems Limited Partnership and Matav Investments Ltd. and Elbit.Com Ltd entered into a Relationship Agreement dated October 10,1999  (the “Relationship Agreement”) in relation to their direct and indirect holdings of the Issuer’s shares and the rights associated with such holdings. When one of the Issuer’s founding shareholders, Tapuz, was dissolved in January 2002 and its holdings in the Issuer were distributed to its limited partners, who are Eurocom Communications Ltd., Polar Communications Ltd. and Tapuz Cellular Systems Ltd., these limited partners became parties to, and assumed Tapuz’s rights and obligations under, the Relationship Agreement. The Relationship Agreement was amended on April 23, 2002, concurrently with the sale of shares of the Issuer indirectly owned by Matav-Cable Systems Media Ltd. to Hutchison Telecommunications (Amsterdam) BV.

Board

Pursuant to the Relationship Agreement, the Issuer’s Board shall comprise a minimum of seven and a maximum of sixteen directors, including at least two independent directors. If more independent directors are required by law or by any of the stock exchanges on which the Issuer’s shares are to become listed, the number of independent directors and size of the board will be increased accordingly. Currently the Issuer’s board consists of 17 directors of whom seven are nominated by Advent, one by Hutchison Telecommunications (Amsterdam) BV, two by

each of Matav Investments Limited, Elbit and Eurocom Communications, plus three independent directors.

The Relationship Agreement contains detailed provisions whereby the number of directors that each of the “nominating parties,” who are Advent, Hutchinson Telecommunications (Amsterdam) BV, Matav Investments Ltd., Elbit, Eurocom Communications Ltd. and Polar Communications Ltd., may nominate, may be reduced or  where the right to nominate a director may be transferred or assigned. The nominating parties other than Matav Investments Ltd. and Eurocom Communications Ltd., are currently required by the Relationship Agreement to vote for the board nominations of the nominating parties under the Relationship Agreement. Matav Investments Ltd. and Eurocom Communications Ltd. will be required to vote for these nominations if and when an undertaking to do so will not, under Bank of Israel rules, limit the Issuer’s ability to borrow from any bank participating in its credit facility.

For so long as Advent holds at least 25% of the Issuer’s shares and no other party to the Relationship Agreement holds more of the Issuer’s shares, Advent is entitled to nominate the chairman of the Board, who will be one of Advent’s nominated directors.

There is also an Executive Committee of the Directors initially comprising three nominees of Advent and one nominee of each of Matav Investments Limited, Elbit and Eurocom, plus two independent directors.

Chief Financial Officer

For so long as Advent holds at least 25% of the Issuer’s shares, it is entitled to nominate the Chief Financial Officer who will be appointed, subject only to the approval of a majority of the directors, other than those appointed by Advent, including at least one director nominated by each of the other nominating parties. This approval will not be unreasonably withheld or delayed by the directors nominated by nominating parties. While Advent holds at least 25% of the Issuer’s shares it is also entitled to remove the CFO from office, as may the directors, other than Advent’s nominees, so long as they act unanimously, on reasonable grounds and in consultation with Advent and the Chief Executive Officer.

Restrictions on Directors

The Relationship Agreement contains restrictions on any shareholder that is an “interested party,” as defined in the Issuer’s license (“License”), which has holdings in Cellcom (Israel) Limited, nominating or acting as one of the Issuer’s directors.

Those principal shareholders which are Israeli entities may only nominate citizens and residents of Israel to act as directors of the Issuer. The directors of the Issuer nominated by Advent or other non-Israeli shareholders must include a sufficient number of citizens and residents of Israel so as to ensure that the majority of members of the Board are citizens and residents of Israel, for so long as this is required by the Issuer’s license.

Transfer of shares

Other than a requirement to comply with the Issuer’s license and permit and the terms of the Issuer’s credit facility and to obtain all necessary consents, the principal shareholders’ freedom to transfer their shares is not restricted by the Relationship Agreement. This is subject to (a) the principal shareholders’ minimum 51% holding (or such other percentage as is specified in the License); (b) special provisions in relation to transfers by Tapuz to its partners, as occurred in January 2002; and (c) “tag-along” provisions described below in relation to transfers by Advent.

Minimum 51% threshold

The Issuer’s principal shareholders are required to retain 51% of its shares (or such other percentage as is specified in the License). This derives from a requirement of the License imposed by the Ministry of Communications.

Tag-along with transfers by Advent

If Advent disposes of 4.99% or more of the Issuer’s shares in one transaction or a series of transactions within any six month period, the other principal shareholders have the right to “tag-along” by requiring that some of their own shares be bought instead of an equivalent number of Advent’s shares. The number of shares which the other principal shareholders may sell shall in aggregate be at most one half of the number of shares Advent proposes to transfer. The tag-along rights do not apply in certain circumstances set forth in the Relationship Agreement. The tag-along rights expire five years after the date of the Relationship Agreement or if Advent’s shareholding falls below 15% of the Issuer’s shares.

Compulsory transfer in the event of default

If a party to the Relationship Agreement commits certain events of default described in the Relationship Agreement, then the Issuer’s Board, excluding the nominee of the defaulting party, may require the defaulting party to offer its shares to the other parties on a pre-emptive basis. Events of default for this purpose include a breach of the Relationship Agreement which has a material adverse effect on the Issuer, any voluntary or involuntary liquidation, various insolvency-related events, a party ceasing to carry on business or a breach of the terms of the Issuer’s credit facility which has a material adverse effect. In the case of breaches of the Relationship Agreement, the offending shareholder is penalized in that the price at which the shares are to be offered will be market value less a 17.5% discount. Disputes in relation to events of default are to be resolved by arbitration.

Compliance with the License

The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of the License. Each Israeli party to the Relationship Agreement has undertaken to maintain such portion of the shares as is necessary to ensure that at least 20% of the shares are held by citizens and residents of Israel. Advent has undertaken to maintain at least 25% or any other level required by the License for so long as this is required by the License.

Term and termination

The Relationship Agreement continues in full force and effect until the Issuer is wound up. However, the Relationship Agreement may be terminated if there is an insolvency event in relation to the Issuer. The Relationship Agreement will terminate in relation to any individual party after it ceases to hold any share beneficially. For so long as the shares are pledged, a transfer of 50% or more of the shares held by the principal shareholders made as part of the foreclosure of such pledges will also cause the Relationship Agreement to terminate.

In addition, the undertaking of the parties to the Relationship Agreement, other than Matav Investments Ltd. and Eurocom Communications Ltd., to vote for the board nominations of the nominating parties under the Relationship Agreement will terminate if those parties cease to hold, in the aggregate, (i) more than 50% of the Issuer’s shares or, (ii) if the Issuer offers additional shares to the public, shares which constitute at least that percentage of the Issuer’s shares which they held immediately following such offering.

Registration rights

The Issuer has entered into a registration rights agreement dated October 26, 1999 with its then principal shareholders, Advent Investments Pte Ltd., Matbit, Tapuz Cellular Systems Limited Partnership and Matav Investments Ltd. (the “Registration Rights Agreement”) in which the Issuer granted its principal shareholders the right to require the Issuer to register ordinary shares held by them under the United States Securities Act of 1933 (“Securities Act”). The Issuer has agreed that, upon request from any of its principal shareholders, the Issuer will file a registration statement under the Securities Act to register ordinary shares held by them, subject to a maximum of one request in any 6-month period. There is no limit to the number of registrations that can be requested under the Registration Rights Agreement. The minimum amount of shares that must be included in any registration requested under this agreement is 2.65% of the Issuer’s outstanding shares. The Issuer has also granted each of the principal shareholders the right to include their ordinary shares in any registration statement covering offerings of ordinary shares by the Issuer. The Registration Rights Agreement will terminate with respect to each holder upon the earlier of October 26, 2009 and such time as the holder can sell its ordinary shares into the United States public market pursuant to an exemption from the registration requirements of the Securities Act without regard to holding period, volume or manner-of-sale limitations. Concurrently with the transfer of 18,634,777 Ordinary Shares by Elbit.Com to Elbit as described in Item 3 above, Elbit replaced Elbit.Com as a party to the Registration Rights Agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	-	Deed of Pledge between Elbit and Bank Le-umi Le’Israel. B.M. dated June 29, 2003.

Exhibit 2	-

Relationship Agreement dated October 10, 1999 among Matav-Cable Systems Media, Hutchinson Whampoa Limited and Matbit, incorporated by reference to the Issuer’s registration statement filed on Form F-1 (No. 333-10992) on October 26, 1999.

Exhibit 3	-

Amendment to Relationship Agreement dated April 23, 2002 among Matav-Cable Systems Media, Hutchinson Whampoa Limited and Matbit, incorporated by reference to  the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2001.

Exhibit 4	-

Registration Rights Agreement dated October 26, 1999 among the Issuer, Matav-Cable Systems Media, Hutchinson Whampoa Limited and Matbit, incorporated by reference to the Issuer’s registration statement filed on Form F-1. (No. 333-10992) on October 26, 1999.

Exhibit 5	-	Letter Agreement dated July 17, 2003 between Elbit and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Elbit.

Exhibit 6	-	Letter Agreement dated July 17, 2003 between Elron and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Elron.

Exhibit 7	-	Letter Agreement dated July 7, 2003 between DIC and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of DIC.

Exhibit 8	-	Letter Agreement dated June 23, 2003 between IDB Development and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of IDB Development.

Exhibit 9	-	Letter Agreement dated June 18, 2003 between Nochi Dankner and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Nochi Dankner.

Exhibit 10	-

Letter Agreement dated June 23, 2003 between Shelly Dankner-Bergman and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Shelly Dankner-Bergman.

Exhibit 11	-	Letter Agreement dated June 19, 2003 between Ruth Manor and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Ruth Manor.

Exhibit 12	-	Letter Agreement dated June 22, 2003 between Avraham Livnat and IDB Holding authorizing IDB Holding to file this Statement on Schedule 13D and any amendments hereto on behalf of Avraham Livnat.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: July 22, 2003	ELBIT LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY DANKNER-BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

	BY:	IDB HOLDING CORPORATION LTD.

(signed)
BY:

Rina Cohen and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Elbit Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to this Statement on Schedule 13D as Exhibits 5 through 12.

Schedule A

Directors and Executive Officers

o f

Elbit Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	President & Chief Executive Officer of Elron Electronic Industries Ltd.

Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.

Moshe Fourier 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President & Chief Technology Officer	Vice President & Chief Technology Officer of Elron Electronic Industries Ltd.

Paul Weinberg 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Director	General Counsel & Corporate Secretary of Elron Electronic Industries Ltd.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule B

Directors and Executive Officers

o f

Elron Electronic Industries Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Ami Erel 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Chairman of the Board of Directors	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Avraham Asheri 12 Yoshpe Street, Apt. 7, Mevasseret Zion 90805, Israel	Director	Director of Companies

Yaacov Goldman 39 Nachlieli Street, Hod Hasharon, Israel	External Director	CPA

Prof. Gabriel Barbash 14 Zisman Street, Ramat Gan, Israel	Director	Director General of the Tel Aviv Sourasky Medical Center.

Dr. Chen Barir 26 Harav Amiel Street, Tel Aviv, Israel	Director	Chairman of Galil Medical Ltd.

Michael F. Kaufmann 25 Nahmani Street, Tel Aviv, Israel	Director	General Manager of D.S Ltd. & Kibernetics Ltd.

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Director & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Dr. Dalia Megiddo Globus Communication Center, Suite 220, Neve Ilan 90850, Israel	Director	Managing Partner of InnoMed Ventures L.P

Itzhak Ravid Raveh-Ravid, 32A Habarzel Street, Tel Aviv 69710, Israel	Director	CPA.

Professor Daniel Sipper 3 Kadesh Barnea Street, Apt. 39 Tel Aviv 69986, Israel	External Director	Professor - Department of Engineering, Tel Aviv University

Doron Birger 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Elron Electronic Industries Ltd.

Moshe Fourier 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President & Chief Technology Officer	Vice President & Chief Technology Officer of Elron Electronic Industries Ltd.

Tal Raz 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President, Chief Financial Officer	Vice President, Chief Financial Officer of Elron Electronic Industries Ltd.

Shmuel Kidron 3 Azrieli Center, The Triangular Tower 42nd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Elron Electronic Industries Ltd.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule C

Directors and Executive Officers

o f

Discount Investment Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Gideon Lahav 124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel	Director	Director of companies.

Nahum Admoni 26 Ben Josef Street, Ramat Aviv Gimel, Tel-Aviv 69125, Israel	External Director	Director of companies.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Avraham Drenger 105 Ha-Hashmonaim Street, Tel- Aviv 67133, Israel	External Director	Chief Executive Officer of L.Y.A Ltd.

Ami Erel 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	President & Chief Executive Officer	President & Chief Executive Officer of Discount Investment Corporation Ltd.

Oren Lieder 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President & Chief Financial Officer	Senior Vice President & CFO of Discount Investment Corporation Ltd.

Joseph Douer 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Senior Vice President	Senior Vice President of Discount Investment Corporation Ltd.

Raanan Cohen 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Vice President	Vice President of Discount Investment Corporation Ltd.

Michel Dahan 3 Azrieli Center, The Triangular Tower 43rd floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of Discount Investment Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule D

Directors and Executive Officers

o f

IDB Development Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Abraham Ben Joseph 87 Haim Levanon Street, Tel-Aviv 69345, Israel	Director	Director of companies.

Arnon Gafny 55 Moshe Kol Street, Jerusalem 93715, Israel	External Director	Economist.

Rami (Avraham) Mardor 33 Haoranim Street, Kfar Shmariyahu 46910, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Avi Shani 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Vice President, Investments & Chief Economist	Vice President, Investments & Chief Economist of IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(***)                   Dual citizen of Israel and U.S.A.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.

Schedule E

Directors and Executive Officers

o f

IDB Holding Corporation Ltd.

(as of June 23, 2003)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation

Nochi Dankner 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Chairman of the Board of Directors	Business Manager; Chairman and Director of companies; Attorney.

Shelly Dankner-Bergman 12 Recanati Street, Ramat-Aviv Gimmel, Tel-Aviv 69494, Israel	Director	Director of companies.

Zvi Livnat Taavura Junction, Ramle 72102, Israel	Director	Vice President of Taavura Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.

Avi Fischer 11 Beit Zuri Street, Ramat Aviv, Tel-Aviv, Israel	Director

Partner in Fischer, Behar, Chen & Co. law firm; Chairman of Ganden Tourism & Aviation Ltd.; Vice-Chairman of Ganden Holdings Ltd.; Co-Chief Executive Officer of Clal Industries and Investments Ltd.; Director of companies.

Lior Hannes 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Tourism & Aviation Ltd.; Director of companies.

Refael Bisker 46 Rothschild Blvd., 22nd floor, Tel-Aviv 66883, Israel	Director	Chief Executive Officer of Ganden Real Estate Ltd.; Chairman and Director of companies.

Jacob Schimmel 54-56 Euston Street, London NW1, United Kingdom	Director	Chairman & Chief Executive Officer of UKI Investments.

Shaul Ben-Zeev Taavura Junction, Ramle 72102, Israel	Director	Chief Executive Officer of Avraham Livnat Ltd.

Eliahu Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Director	Chief Executive Officer of IDB Development Corporation Ltd.

Isaac Manor (*) 26 Hagderot Street, Savion, Israel	Director	Chairman of the boards of directors of automobile companies.

Dori Manor (*) 18 Hareches Street, Savion, Israel	Director	Chief Executive Officer of automobile companies,

Darko Horvat (**) 20 Kensington Park Gardens, London W113HD, United Kingdom	Director	Owner & president of Aktiva group.

Meir Rosenne 14 Aluf Simchoni Street, Jerusalem 92504, Israel	Director	Attorney.

Josef Kucik (#) 35 Wingate Street, Herzliah Pituach, Israel	External Director	Director of companies.

Rolando Eisen 2 “A” Geiger Street, Naveh Avivim, Tel Aviv 69341, Israel	External Director	Director of companies.

Dr. Zehavit Joseph (***) 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

Rina Cohen 3 Azrieli Center, The Triangular Tower 44th floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of IDB Holding Corporation Ltd. and IDB Development Corporation Ltd.

(*)                                 Dual citizen of Israel and France.

(**)                          Citizen of Slovenia.

(***)                   Dual citizen of Israel and U.S.A.

(#)                                 Has given notice of retirement as of July 1, 2003.

Based on information provided to the Reporting Persons, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2 (d) and 2 (e) of Schedule 13D.